SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

(Amendment No. 1)

GRANDPARENTS.COM, INC.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

386617 104
(CUSIP Number)

Steven E. Leber c/o GP.com Holding Company, LLC 589 Eighth Avenue, 6th Floor New York, New York 10018 646-839-8800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 13 Pages)

CUSIP No. 386617 104	13D	Page 2 of 13 Page

1	NAMES OF REPORTING PERSONS GP.com Holding Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0- (See Item 5)
	8	SHARED VOTING POWER 1,422,533 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0- (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,422,533 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,422,533 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.2% (See Item 5)
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 386617 104	13D	Page 3 of 13 Page

1	NAMES OF REPORTING PERSONS Steven E. Leber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,735,597 (See Item 5)
	8	SHARED VOTING POWER 1,422,533 (See Item 5)
	9	SOLE DISPOSITIVE POWER 18,735,597 (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,422,533 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,158,130 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 16.3% (See Item 5)
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 386617 104	13D	Page 4 of 13 Page

1	NAMES OF REPORTING PERSONS Joseph E. Bernstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,369,291 (See Item 5)
	8	SHARED VOTING POWER -0- (See Item 5)
	9	SOLE DISPOSITIVE POWER 19,369,291 (See Item 5)
	10	SHARED DISPOSITIVE POWER -0- (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,369,291 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 16.2% (See Item 5)
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 386617 104	13D	Page 5 of 13 Page

1	NAMES OF REPORTING PERSONS Dr. Robert Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,683,498 (See Item 5)
	8	SHARED VOTING POWER 1,422,533 (See Item 5)
	9	SOLE DISPOSITIVE POWER 14,683,498 (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,422,533 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,106,031 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.3% (See Item 5)
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 386617 104	13D	Page 6 of 13 Page

INTRODUCTORY STATEMENT

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the items set forth below of that certain Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 2, 2012 (the “Original Schedule 13D”) by GP.com Holding Company, LLC, Steven E. Leber, Joseph E. Bernstein and Dr. Robert Cohen (collectively, the “Reporting Persons”) relating to the common stock, par value $0.01 per share (“Common Stock”) of Grandparents.com, Inc., a Delaware corporation (the “Company”).

This Original Schedule 13D was filed as a joint statement by the Reporting Persons pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in accordance with a Joint Filing Agreement dated February 29, 2012 by and among the Reporting Persons (the “Joint Filing Agreement”). On June 25, 2014, the Reporting Persons entered into an agreement terminating the Joint Filing Agreement. This Amendment No. 1 is being filed by the Reporting Persons to reflect (i) the termination of the Joint Filing Agreement and (ii) changes in each Reporting Person’s beneficial ownership since the date of the Original Schedule 13D through the effectiveness of the termination of the Joint Filing Agreement. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 shall have the meanings set forth in the Original Schedule 13D. Except as otherwise provided herein, each Item of the Original Schedule 13D remains unchanged.

Item 1. Security and Issuer.

Item 1 is hereby amended and restated in its entirety as follows:

This Schedule 13D (“Schedule 13D”), as amended by Amendment No. 1 thereto (“Amendment No. 1”), relates to the common stock, par value $.01 per share (“Common Stock”), of Grandparents.com, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 589 Eighth Avenue, 6th Floor, New York, New York 10018.

Item 2. Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

This Schedule 13D and Amendment No. 1 thereto is being filed jointly on behalf of GP.com Holding Company, LLC, Steven E. Leber, Joseph E. Bernstein and Dr. Robert Cohen (each of the foregoing is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”). On June 25, 2014, the Reporting Persons entered into an agreement terminating the Joint Filing Agreement among the Reporting Persons, dated February 29, 2012 (the “Joint Filing Agreement”).

Below sets forth the name, the state or other place of organization, the principal business and the address of the principal office of GP.com Holding Company, LLC, and the name, the residence or business address and the present principal occupation or employment, together with the name, principal business and address of any corporation or other organization in which such employment is conducted of Mr. Leber, Mr. Bernstein and Dr. Cohen.

(i)	(a)	GP.com Holding Company, LLC (“GP Holdings”). GP Holdings is a Florida limited liability company.
	(b)	The principal business of GP Holdings is to hold of certain securities of the Company.
	(c)	The address of GP Holdings’ principal business and office is 589 Eighth Avenue, 6th Floor, New York, New York 10018.
	(d)	During the last five years, GP Holdings has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
	(e)	During the last five years, GP Holdings was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(ii)	(a)	Steven E. Leber
	(b)	The business address of Mr. Leber is c/o Grandparents.com, Inc., 589 Eighth Avenue, 6th Floor, New York, New York 10018.
	(c)	The present principal occupation of Mr. Leber is Chairman of the Board of Directors and Chief Executive Officer of the Company.
	(d)	During the last five years, Mr. Leber has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
	(e)	During the last five years, Mr. Leber was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
	(f)	Mr. Leber is a citizen of the United States.

CUSIP No. 386617 104	13D	Page 7 of 13 Page

(iii)	(a)	Joseph E. Bernstein
	(b)	Mr. Bernstein’s residential address is 6663 Casa Grande Way, Delray Beach, Florida 33446.
	(c)	The present principal occupation of Mr. Bernstein is Chairman and Managing Director of the Fun Wine Company, whose business address is 18851 NE 29th Ave, 7th Floor, Aventura, FL 33180-3847.
	(d)	During the last five years, Mr. Bernstein has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
	(e)	During the last five years, Mr. Bernstein was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
	(f)	Mr. Bernstein is a citizen of the United States.

(iv)	(a)	Dr. Robert Cohen
	(b)	The business address of Dr. Cohen is c/o General Vision Services, 520 Eighth Avenue, Suite 900, New York, New York 10018.
	(c)	The present principal occupation of Dr. Cohen is President and Chief Executive Officer of Cohen Fashion Optical, LLC, whose business address is c/o General Vision Services, 520 Eighth Avenue, Suite 900, New York, New York 10018. Dr. Cohen is also a member of the Board of Directors of the Company.
	(d)	During the last five years, Dr. Cohen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
	(e)	During the last five years, Dr. Cohen was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
	(f)	Dr. Cohen is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

The information set forth in Item 4 is hereby incorporated herein by this reference.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

(i)	GP. Holding Company, LLC

On February 23, 2012 (the “Closing Date”), GP Holdings acquired one (1) share of Series A Preferred Stock, par value $0.01 per share, of the Company (the “Series A Share”) pursuant to an Asset Contribution Agreement (the “Contribution Agreement”) between GP Holdings and the Company pursuant to which GP Holdings contributed substantially all of its assets to the Company in exchange for the Company’s assumption of certain liabilities of GP Holdings and the issuance by the Company to GP Holdings of the Series A Share and a warrant to purchase shares of its Common Stock.

On May 9, 2012, the Series A Share automatically converted into 55,887,491 shares of Common Stock.

On April 1, 2013, GP Holdings distributed 2,000,000 shares of Common Stock to Bernstein-Nasser Investors, LLC, an entity beneficially owned by a trust whose trustee is Mr. Bernstein (“BNI”), as an advance against future distributions by GP Holdings of shares of Common Stock owned by GP Holdings. No consideration was paid to the Company in connection with the distribution.

On July 31, 2013, GP Holdings entered into an agreement with a third party (the “transferee”) pursuant to which GP Holdings transferred 830,000 shares of Common Stock to the transferee in exchange for (i) the termination of a consulting agreement between GP Holdings and the transferee; (ii) the termination of a warrant held by the transferee to purchase equity interests in GP Holdings; and (iii) certain mutual releases between GP Holdings and the third party. No consideration was paid to the Company in connection with the transfer.

On September 24, 2013, GP Holdings entered into an agreement with a third party (the “transferee”) pursuant to which GP Holdings transferred 116,719 shares of Common Stock to the transferee in exchange for (i) the termination of a consulting agreement between GP Holdings and the transferee; (ii) the termination of a warrant held by the transferee to purchase equity interests in GP Holdings; and (iii) certain mutual releases between GP Holdings and the third party. No consideration was paid to the Company in connection with the transfer.

CUSIP No. 386617 104	13D	Page 8 of 13 Page

On June 25, 2014, GP Holdings distributed 51,518,239 shares of Common Stock to its members (the “GP Holdings Distribution”). No consideration was paid to the Company in connection with the GP Holdings Distribution. As a result of the GP Holdings Distribution, GP Holdings owns 1,422,533 shares of Common Stock (the “GP Holdings Shares”).

The business and affairs of GP Holdings are managed and controlled by its board of managers, whose sole members are Mr. Leber and Dr. Cohen. Because of the relationship of Mr. Leber and Dr. Cohen to GP Holdings, each of Mr. Leber and Dr. Cohen may be deemed to beneficially own the GP Holdings Shares. Mr. Leber and Dr. Cohen disclaim beneficial ownership of the GP Holdings Shares except to the extent of their pecuniary interest therein. Prior to the filing of Amendment No. 1, Mr. Bernstein was also a member of the board of managers of GP Holdings and therefore included GP Holdings’ holdings of Common Stock in his beneficial ownership prior to the filing of Amendment No. 1.

Subject to applicable legal restrictions and depending upon market conditions and other factors that GP Holdings may deem material to its investment decision, GP Holdings, at any time and from time to time, may seek to dispose all or part of the shares of Common Stock, or acquire additional shares of Common Stock or, if any, associated rights or securities exercisable for or convertible into Common Stock. Other than as described above, GP Holdings does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although GP Holdings may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

(ii)	Steven E. Leber

As discussed in subsection (i) of this Item 4, Mr. Leber may be deemed to have shared voting and dispositive power with respect to the GP Holdings Shares and therefore may be deemed to beneficially own the GP Holdings Shares. Mr. Leber disclaims beneficial ownership of the GP Holdings Shares except to the extent of his pecuniary interest therein.

On February 24, 2012, the Company granted to Mr. Leber an option to purchase 1,000,000 shares of Common Stock pursuant to the Company’s 2012 Stock Incentive Plan, as amended from time to time. The exercise price of the option is $0.25 per share. As of the date of Amendment No. 1, the option is vested with respect to 832,500 shares of Common Stock and will vest within 60 days of Amendment No. 1 with respect to an additional 83,750 shares of Common Stock. Subject to the terms of the option agreement pursuant to which such option was granted, the option will vest with respect to the remaining 83,750 shares of Common Stock February 2015. The option expires ten years from the date of grant, unless terminated earlier in accordance with the terms of the option agreement.

On September 10, 2012, in open market transactions, Mr. Leber purchased 5,800 shares of Common Stock at a purchase price of $0.30 per share and 4,200 shares of Common Stock at a purchase price of $0.35 per share.

On February 26, 2013, Mr. Leber received a warrant to purchase 380,000 shares of Common Stock in connection with his agreement to act as a guarantor of certain of the Company’s obligations under its previously outstanding 12% secured convertible notes. The warrant has a term of five years and an exercise price of $0.25 per share. The number of shares for which the warrant is exercisable and the exercise price are subject to adjustment for certain customary events.

On February 26, 2013, Mr. Leber received a warrant to purchase 100,000 shares of Common Stock in connection with a loan to the Company. The warrant has a term of five years and an exercise price of $0.25 per share. The number of shares for which the warrant is exercisable and the exercise price are subject to adjustment for certain customary events.

On June 20, 2013, Mr. Leber received a warrant to purchase 1,000,000 shares of Common Stock in exchange for services rendered to the Company. The warrant has a term of five years and has an exercise price of $0.25 per share. The number of shares for which the warrant is exercisable and the exercise price are subject to adjustment for certain customary events.

On June 25, 2014, in connection with the GP Holdings Distribution, Mr. Leber received 13,516,847 shares of Common Stock.

Effective June 25, 2014, the Company and Mr. Leber entered into an employment agreement (the “Employment Agreement”) pursuant to which Mr. Leber will continue to serve as Chief Executive Officer of the Company. Pursuant to the Employment Agreement, Mr. Leber received a ten-year option (the “Initial Grant”) to purchase 5,000,000 shares of the Company’s common stock pursuant to the Company’s Amended and Restated 2012 Stock Incentive Plan. The exercise price of the Initial Grant is $0.34 per share, subject to certain customary adjustments. Fifty percent of the shares subject to the Initial Grant were vested as of July 1, 2014, the date of grant, and the remaining fifty percent of such shares will vest thereafter in quarterly installments of 312,500 shares commencing on the first quarterly anniversary of the date of grant. The Employment Agreement also provides that Mr. Leber shall be entitled to receive two additional option grants for 2,650,000 shares each (the “Subsequent Grants”) for 2015 and 2016, based on the Company’s performance in such years. The Subsequent Grants will be initially unvested and will become vested and exercisable in equal monthly installments over the three (3) year period following the date of grant. The Initial Grant and Subsequent Grants will vest in full upon the occurrence of a merger, consolidation or similar corporate transaction of the Company, provided that Mr. Leber is employed with the Company on the date of such merger or consolidation.

CUSIP No. 386617 104	13D	Page 9 of 13 Page

Subject to applicable legal restrictions and depending upon market conditions and other factors that Mr. Leber may deem material to his investment decision, Mr. Leber, at any time and from time to time, may seek to dispose all or part of the shares of Common Stock, or acquire additional shares of Common Stock or, if any, associated rights or securities exercisable for or convertible into Common Stock. Other than as described above, Mr. Leber does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although Mr. Leber may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

(iii)	Joseph E. Bernstein

On February 24, 2012, Mr. Bernstein was granted an option to purchase 1,000,000 shares of Common Stock pursuant to the Company’s 2012 Stock Incentive Plan, as amended from time to time. The exercise price of the option is $0.25 per share. Pursuant to the terms of a Retirement Agreement between the Company and Mr. Bernstein (the “Retirement Agreement”), the option became fully vested on June 25, 2014. The option expires ten years from the date of grant, unless terminated earlier in accordance with the terms of the option agreement pursuant to which such option was granted.

On February 26, 2013, Mr. Bernstein received a warrant to purchase 380,000 shares of Common Stock in connection with his agreement to act as a guarantor of certain of the Company’s obligations under its previously outstanding 12% secured convertible notes. The warrant has a term of five years and an exercise price of $0.25 per share. The number of shares for which the warrant is exercisable and the exercise price are subject to adjustment for certain customary events. The warrant is presently held by BNI.

On February 26, 2013, Mr. Bernstein received a warrant to purchase 100,000 shares of Common Stock in connection with a loan to the Company. The warrant has a term of five years and has an exercise price of $0.25 per share. The number of shares for which the warrant is exercisable and the exercise price are subject to adjustment for certain customary events. The warrant is held of record by BNI.

On April 1, 2013, GP Holdings distributed 2,000,000 shares of Common Stock to BNI as an advance against future distributions by GP Holdings of shares of Common Stock owned by GP Holdings. Also on April 1, 2013, BNI sold these 2,000,000 shares of Common Stock to a third party in a private transaction for a purchase price of $0.07 per share.

On June 20, 2013, Mr. Bernstein received a warrant to purchase 1,000,000 shares of Common Stock in exchange for services rendered to the Company. The warrant has a term of five years and has an exercise price of $0.25 per share. The number of shares for which the warrant is exercisable and the exercise price are subject to adjustment for certain customary events.

On June 25, 2014, in connection with the GP Holdings Distribution, Mr. Bernstein received 624,514 shares of Common Stock and BNI received 15,189,777 shares of Common Stock. Also, on June 25, 2014 and in accordance with the Retirement Agreement, (i) Mr. Bernstein received from the Company (a) 300,000 shares of Common Stock for services rendered to the Company, and (b) 400,000 shares of Common Stock and a five-year warrant to purchase 275,000 shares of Common Stock at an exercise price of $0.25 cents per share in connection with the cancellation of a promissory note issued by the Company in favor of Mr. Bernstein in the amount of $78,543; and (ii) BNI received from the Company 400,000 shares of Common Stock in connection with the cancellation of a promissory note issued by the Company in favor of BNI in the amount of $100,000.

Subject to applicable legal restrictions and depending upon market conditions and other factors that Mr. Bernstein may deem material to his investment decision, Mr. Bernstein, at any time and from time to time, may seek to dispose all or part of the shares of Common Stock, or acquire additional shares of Common Stock or, if any, associated rights or securities exercisable for or convertible into Common Stock. Other than as described above, Mr. Bernstein does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although Mr. Bernstein may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

CUSIP No. 386617 104	13D	Page 10 of 13 Page

(iv)	Dr. Robert Cohen

As discussed in subsection (i) of this Item 4, Dr. Cohen may be deemed to have shared voting and dispositive power with respect to the GP Holdings Shares and therefore may be deemed to beneficially own the GP Holdings Shares. Dr. Cohen disclaims beneficial ownership of the GP Holdings Shares except to the extent of his pecuniary interest therein.

On February 24, 2012, Dr. Cohen was granted an option to purchase 1,000,000 shares of Common pursuant to the Company’s 2012 Stock Incentive Plan, as amended from time to time. The exercise price of the option is $0.25 per share. As of the date of Amendment No. 1, the option is vested with respect to 832,500 shares of Common Stock and will vest within 60 days of Amendment No. 1 with respect to an additional 83,750 shares of Common Stock. Subject to the terms of the option agreement pursuant to which such option was granted, the option will vest with respect to the remaining 83,750 shares of Common Stock February 2015. The option expires ten years from the date of grant, unless terminated earlier in accordance with the terms of the option agreement.

On February 26, 2013, Dr. Cohen received a warrant to purchase 240,000 shares of Common Stock in connection with his agreement to act as a guarantor of certain of the Company’s obligations under its previously outstanding 12% secured convertible notes. The warrant has a term of five years and an exercise price of $0.25 per share. The number of shares for which the warrant is exercisable and the exercise price are subject to adjustment for certain customary events.

On February 26, 2013, Dr. Cohen received a warrant to purchase 100,000 shares of Common Stock in connection with a loan to the Company. The warrant has a term of five years and has an exercise price of $0.25 per share. The number of shares for which the warrant is exercisable and the exercise price are subject to adjustment for certain customary events.

On June 20, 2013, Dr. Cohen received a warrant to purchase 1,000,000 shares of Common Stock in exchange for services rendered to the Company. The warrant has a term of five years and has an exercise price of $0.25 per share. The number of shares for which the warrant is exercisable and the exercise price are subject to adjustment for certain customary events.

On June 25, 2014, in connection with the GP Holdings Distribution, Meadows Capital, LLC (“Meadows”), an entity controlled by Dr. Cohen, received 12,510,998 shares of Common Stock.

Subject to applicable legal restrictions and depending upon market conditions and other factors that Dr. Cohen may deem material to his investment decision, Dr. Cohen may, at any time and from time to time, may seek to dispose all or part of the shares of Common Stock, or acquire additional shares of Common Stock or, if any, associated rights or securities exercisable for or convertible into Common Stock. Other than as described above, Dr. Cohen does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although Dr. Cohen may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

(i)	GP. Holding Company, LLC
	(a)	As calculated in accordance with Rule 13d-3(d)(1) under the Exchange Act, GP Holdings is the record and beneficial owner of an aggregate of 1,422,533 shares of Common Stock, which comprise 1.2% of the outstanding shares of Common Stock (based on 118,589,382 shares of Common Stock outstanding as of the date of Amendment No. 1 and taking into account any shares of Common Stock issuable upon exercise or conversion of any securities beneficially owned by GP Holdings that are exercisable for or convertible into shares of Common Stock within 60 days of the date of Amendment No. 1).
	(b)	GP Holdings has (i) sole voting and sole dispositive power with respect to -0- shares of Common Stock; and (ii) shared voting and shared dispositive power with respect to 1,422,533 shares of Common Stock held by GP Holdings.
	(c)	On June 25, 2014, GP Holdings distributed 51,518,239 shares of Common Stock to its members pursuant to the GP Holdings Distribution.
	(d)	Mr. Leber and Dr. Cohen, as the members of the board of managers of GP Holdings, have the power to direct the receipt of dividends from, and the proceeds from the sale of, the securities beneficially owned by GP Holdings identified in this Item 5.
	(e)	On June 25, 2014, as a result of the GP Holdings Distribution, GP Holdings ceased to be the beneficial owner of more than 5.0% of the outstanding shares of Common Stock.

CUSIP No. 386617 104	13D	Page 11 of 13 Page

(ii)	Steven E. Leber
	(a)	As calculated in accordance with Rule 13d-3(d)(1) under the Exchange Act, Mr. Leber is the beneficial owner of an aggregate of 20,158,130 shares of Common Stock, which comprise 16.3% of the outstanding shares of Common Stock (based on 118,589,382 shares of Common Stock outstanding as of the date of Amendment No. 1 and taking into account any shares of Common Stock issuable upon exercise or conversion of any securities beneficially owned by Mr. Leber that are exercisable for or convertible into shares of Common Stock within 60 days of the date of Amendment No. 1). Specifically, Mr. Leber beneficially owns (i) 13,526,847 shares of Common Stock held of record by Mr. Leber; (ii) 916,250 shares of Common Stock underlying stock options held of record by Mr. Leber that are exercisable or that will become exercisable within 60 days of the date of Amendment No. 1; (iii) 1,480,000 shares of Common Stock underlying warrants held of record by Mr. Leber that are exercisable within 60 days of the date of Amendment No. 1; (iv) 2,812,500 shares of Common Stock underlying stock options held of record by Mr. Leber that are exercisable; and (v) 1,422,533 shares of Common Stock in his capacity as a member of the board of managers of GP Holdings.
	(b)	Mr. Leber has (i) sole voting and sole dispositive power with respect to 18,735,597 shares of Common Stock; and (ii) shared voting and shared dispositive power with respect to 1,422,533 shares of Common Stock held by GP Holdings.
	(c)	On June 25, 2014, Mr. Leber received 13,516,847 shares of Common Stock in connection with the GP Holdings Distribution.
	(d)	No person other than Mr. Leber has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of Common Stock beneficially owned by him, other than with respect to the GP Holdings Shares. See subsection (i)(d) of this Item 5.
	(e)	Not applicable.

(iii)	Joseph E. Bernstein
	(a)	As calculated in accordance with Rule 13d-3(d)(1) under the Exchange Act, Mr. Bernstein is the beneficial owner of an aggregate of 19,369,291 shares of Common Stock, which comprise 16.2% of the outstanding shares of Common Stock (based on 118,589,382 shares of Common Stock outstanding as of the date of Amendment No. 1 and taking into account any shares of Common Stock issuable upon exercise or conversion of any securities beneficially owned by Mr. Bernstein that are exercisable for or convertible into shares of Common Stock within 60 days of the date of Amendment No. 1). Specifically, Mr. Bernstein beneficially owns (i) 1,024,514 shares of Common Stock held of record by Mr. Bernstein; (ii) 15,589,777 shares of Common Stock held of record by BNI; (iii) 1,000,000 shares of Common Stock underlying stock options held of record by Mr. Bernstein that are exercisable or that will become exercisable within 60 days of the date of Amendment No. 1; (iii) 1,275,000 shares of Common Stock underlying warrants held of record by Mr. Bernstein that are exercisable within 60 days of the date of Amendment No. 1; and (iv) 480,000 shares of Common Stock underlying warrants held of record by BNI that are exercisable within 60 days of the date of this Schedule 13D.
	(b)	Mr. Bernstein has (i) sole voting and sole dispositive power with respect to 19,369,291 shares of Common Stock; and (ii) shared voting and shared dispositive power with respect to -0- shares of Common Stock. Matthew Schwartz, VP and CCO of the Company has a 10% membership interest of BNI and disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
	(c)	On June 25, 2014, in connection with the GP Holdings Distribution, Mr. Bernstein received 624,514 shares of Common Stock and BNI received 15,189,777 shares of Common Stock. Also, on June 25, 2014 and in accordance with the Retirement Agreement, (i) Mr. Bernstein received from the Company (a) 300,000 shares of Common Stock for services rendered to the Company, and (b) 400,000 shares of Common Stock and a five-year warrant to purchase 275,000 shares of Common Stock at an exercise price of $0.25 cents per share in connection with the cancellation of a promissory note issued by the Company in favor of Mr. Bernstein in the amount of $78,543; and (ii) BNI received from the Company 400,000 shares of Common Stock in connection with the cancellation of a promissory note issued by the Company in favor of BNI in the amount of $100,000.
	(d)	No person other than Mr. Bernstein has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of Common Stock beneficially owned by him.
	(e)	Not applicable.

CUSIP No. 386617 104	13D	Page 12 of 13 Page

(iv)	Dr. Robert Cohen
	(a)	As calculated in accordance with Rule 13d-3(d)(1) under the Exchange Act, Dr. Cohen is the beneficial owner of an aggregate of 16,106,031 shares of Common Stock, which comprise 13.3% of the outstanding shares of Common Stock (based on 118,589,382 shares of Common Stock outstanding as of the date of Amendment No. 1 and taking into account any shares of Common Stock issuable upon exercise or conversion of any securities beneficially owned by Dr. Cohen that are exercisable for or convertible into shares of Common Stock within 60 days of the date of Amendment No. 1). Specifically, Dr. Cohen beneficially owns (i) 12,510,998 shares of Common Stock held of record by Meadows; (ii) 832,500 shares of Common Stock underlying stock options held of record by Dr. Cohen that are exercisable or that will become exercisable within 60 days of the date of Amendment No. 1; (iii) 1,340,000 shares of Common Stock underlying warrants held of record by Dr. Cohen that are exercisable within 60 days of the date of Amendment No. 1; and (iv) 1,422,533 shares of Common Stock in his capacity as a member of the board of managers of GP Holdings.
	(b)	Dr. Cohen has (i) sole voting and sole dispositive power with respect to 14,683,498 shares of Common Stock; and (ii) shared voting and shared dispositive power with respect to 1,422,533 shares of Common Stock held by GP Holdings.
	(c)	On June 25, 2014, Meadows received 12,510,998 shares of Common Stock in connection with the GP Holdings Distribution.
	(d)	No person other than Dr. Cohen has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of Common Stock beneficially owned by him, other than with respect to the GP Holdings Shares. See subsection (i)(d) of this Item 5.
	(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

The information set forth or incorporated by reference in Items 2, 3, 4, and 5 is hereby incorporated herein by reference.

As discussed in Item 2 above, the business and affairs of GP Holdings are managed by its board of managers, whose members are Mr. Leber and Dr. Cohen. Any decision or determination by the board of managers requires the approval of a majority of the members of the board of managers. The shares of Common Stock held by GP Holdings are being held in reserve for the purpose of distributing such shares to the holders of outstanding options and warrants to purchase securities of GP Holdings in the event such holders exercise such options and warrants. Such options or warrants may not be exercised and thus such shares of Common Stock may not be distributed to the holders thereof.

As discussed in Item 2 above, the Reporting Persons were previously parties to the Joint Filing Agreement pursuant to which the Reporting Persons agreed to jointly file the Original Schedule 13D and any and all amendments thereto with the Securities and Exchange Commission. On June 25, 2014, the Reporting Persons determined to terminate the Joint Filing Agreement and entered into a Termination Agreement, dated June 25, 2014 (the “Termination Agreement”). The Termination Agreement is filed herewith as Exhibit 1and is incorporated herein by reference. Any descriptions herein of the Termination Agreement are qualified in their entirety by reference to the Termination Agreement.

Item 7. Material to Be Filed as Exhibits

1.	Termination Agreement, dated as of June 25, 2014, by and among GP.com Holding Company, LLC, Steven E. Leber, Joseph E. Bernstein and Dr. Robert Cohen.
2.	Amended and Restated Limited Liability Company Agreement of GP.com Holding Company, LLC, dated as of June 29, 2014.
3.	Retirement Agreement by and between Grandparents.com, Inc., Joseph Bernstein and Bernstein-Nasser Investors, LLC, dated June 9, 2014 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on June, 6 2014).
4.	Employment Agreement, by and between Grandparents.com, Inc. and Steven Leber, dated June 25, 2014 ((incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on August 19, 2014).

CUSIP No. 386617 104	13D	Page 13 of 13 Page

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2014

GP.com Holding Company, LLC

By:	/s/ Steven E. Leber
	Name:	Steven E. Leber
	Title:	Member of Management Committee

/s/ Steven E. Leber
Steven E. Leber

/s/ Joseph E. Bernstein
Joseph E. Bernstein

/s/ Robert Cohen
Dr. Robert Cohen